

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

<u>Via E-mail</u>
Ralph Schlosstein
Chief Executive Officer and Director
Evercore Partners Inc.
55 East 52nd Street
38th Floor
New York, New York 10055

> **Re:** **Evercore Partners Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012 and Amended on March 30, 2012**
> **File No. 001-32975**

Dear Mr. Schlosstein:

 We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 1. Business, page 3</u>

<u>Investment Banking, page 3</u>

1. The examples of noteworthy transactions disclosed in the "Advisory" discussion should be both timely and relevant to your current operations. We note that some of these transactions date back as far as 2004. Please either limit the examples to advisory services provided in recent periods or divide the list of examples by year and label each year accordingly.

2.　　We note that your relationship approach to your business provides you with a competitive advantage. Please explain how this approach differs from your competitors' approaches.

Private Equity, page 6

3.　　Please describe the strategic alliance with Trilantic. Describe the role you and Trilantic will each play in managing the investments and how you expect to generate revenue from the arrangement. Additionally, disclose the exchange of partnership interests between you and Trilantic when entering into the agreement.

Item 1A. Risk Factors, page 12

Difficult market conditions may adversely affect our business…, page 12

4.　　Please expand your final paragraph in this risk factor into a separate risk factor which describes in greater detail what the risks are as they relate to the cost structures associated with new or expanded lines of business.

Our revenue and profits are highly volatile…, page 14

5.　　Please expand the discussion of carried interest to clarify that the clawback provisions remain in effect until you successfully exit an investment.

Our failure to deal appropriately with conflicts of interest could damage our reputation…, page 15

6.　　Please expand your discussion to disclose that fund managers frequently have separate investments in the funds they manage and disclose any conflicts resulting from their separate investments.

We may not be able to generate sufficient cash to service all of our indebtedness, page 17

7.　　Please quantify your annual debt service obligations and your contingent obligations to fund your noncontrolling interest.

Our only material asset is our investment in Evercore LP…, page 22

8.　　Please explain the circumstances under which Evercore is restricted from making distributions and the amount of unrestricted funds are currently available for distribution.

Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 42

Collateralized Financing Activity at PCB, page 43

9.   We note the use of value at risk in measuring daily risk related to your collateralized financing activities at PCB.   Please expand your disclosures in future filings to provide further discussion and context as to how investors should analyze the sensitivity outputs of the model and how the sensitivity disclosed interacts with the value at risk measure disclosed. For example, clarify whether the sensitivity is showing how the value at risk measure could change in response to changes in interest rates or whether this is the effect on the net liability balance. Clarify whether management has any value at risk limits and any processes in place if the limits are exceeded. As part of your response, please provide us with a copy of the disclosures you plan to make in future filings to address these points.

10.   Please expand your discussion to describe how the Risk Management Committee monitors and analyzes your market risk exposure between monthly meetings. The discussion should include a discussion of the process by which adjustments to your risk exposure are made.

Item 8. Financial Statements and Supplemental Data, page 53

Consolidated Financial Statements

Consolidated Statement of Operations, page 56

11.   We note in your Consolidated Statement of Operations that the subtotal amount you present for Net Income (Loss) from Discontinued Operations is net of the amount that is attributable to the noncontrolling interest and thus it appears that the amount you present as Net Income is also net of the portion of discontinued operations attributable to noncontrolling interest. We also note that in your September 30, 2012 Form 10-Q you have changed the presentation and do not appear to present Discontinued Operations net of amounts attributable to noncontrolling interest since the amounts disclosed for Discontinued Operations and Net Income for the nine months ended September 30, 2011 differ between the amounts reported in the September 30, 2012 Form 10-Q and the amounts reported in the quarterly data on page 107 of your 2011 Form 10-K. Please clarify how you believe these different presentations comply with the guidance in ASC 810-10-50-1A and explain the presentation you plan to use in your future filings.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 59

Investments, page 63

12.   You disclose that your investments in private equity partnerships are accounted for under the equity method of accounting. Tell us, and expand your consolidation policy discussion in future filing to discuss, the evaluation process you undertake in assessing whether your private equity investments are considered variable interest entities or voting interest entities under ASC 810-10. Specifically, for each of your private equity investments, tell us:

- Whether the deferral conditions in ASC 810-10-65-2(aa) apply to your investments. If the deferral conditions are met, tell us how you assess whether your investments meet the definition of a variable entity (VIE) under ASC 810-10 before the amendments by ASU 2009-17, and if the deferral conditions are not met, how you assess whether your investments meet the definition of a VIE as amended by ASU 2009-17.
- For those investments that you determine do not meet the definition of a VIE, confirm that these funds are considered voting interest entities (VoIE) in which the rights of the limited partners are evaluated to determine whether you consolidate the fund or account for your interest under the equity method of accounting. Tell us the specific guidance you consider as part of your evaluation process.
- With respect to EP II L.L.C., the general partner of ECP II, which you disclose on page 78 is a VIE in accordance with ASC 810, tell us how you believe you have satisfied the disclosure requirements of ASC 810-10-50-4.

Note 4 – Business Changes and Developments, page 67

13.   We note that for the Lexicon Partnership LLP acquisition, you determined that a component of the consideration should be accounted for as compensation expense as opposed to a component of the purchase price. Please provide your analysis of the factors in ASC 805-10-55-25- that support this component of the arrangement being treated as compensation expense as opposed to a component of the purchase price.

Note 15 – Noncontrolling Interest, page 84

14.   You state that the 34% Atlanta Sosnoff noncontrolling equity interest excludes the Series C Profit Interest, which has been reflected in employee compensation and benefits expense on the Consolidated Statements of Operations. On page 70, you state that the senior management of Atlanta Sosnoff retains interest comprised of Series A-2 Capital Interest, Series B Capital Interest and Series C Profit Interests, which represents 5.5%,

19.6% and 25.9%, respectively, for a 51% economic interest. Please respond to the following:

- Tell us more about the terms of the Series C Profits Interest to support why this component is reflected as employee compensation and benefits instead of a component of noncontrolling interest. Specifically, tell us whether the holders are able to transfer these interests, what happens if one of the holders ceases to be employed with the Company and whether any changes to the percentage held is affected by their ongoing performance.
- Tell us how the compensation expense from the Series C Profit Interest noted above is reflected in the Changes in Noncontrolling Interest rollforward period to period on page 84 considering that it is excluded from the 34% noncontrolling equity interest.

Proxy Statement on Schedule 14A

Our Post-IPO Funds, page 15

15.   We note your statement that Evercore is a non-managing partner of the general partner of EMPII and is entitled to 50% of the carried interest from EMPII and gains (or losses) on investments made by EMPII based on the amount of capital you contributed. Please explain the difference between carried interest and the gains (or losses) on investments.

Relationship with Trilantic, page 15

16.   Please quantify your interest in Trilantic and your interest in its current fund.

Compensation of Our Named Executive Officers, page 28

17.   We note your statement that your Named Executive Officers' base salaries include fixed profit allocations. Additionally, you state that Messrs. Altman, Sibbald and Schlosstein's salaries were set by their employment agreements. Please explain how the base salaries reflect profit allocations.

18.   It does not appear that you have filed Mr. Sibbald's employment agreement. Please file it or tell us where it was filed and incorporate it by reference in your next Form 10-K.

19.   Please provide further explanation of how the Compensation Committee considered dividends, follow-on offering proceeds, the amount of equity owned by the individual and compensation in prior years when determining bonuses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Ralph Schlosstein
Evercore Partners Inc.
December 7, 2012
Page 6

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or Stephanie Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director